Exhibit 99.1

Sun Life Capital Trust announces intention to redeem Sun Life ExchangEable Capital Securities-Series A

TORONTO, Nov. 2, 2011 /CNW/ - Sun Life Capital Trust, a subsidiary of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), today announced its intention to redeem at par on December 31, 2011, all of its outstanding $950 million principal amount of Sun Life ExchangEable Capital Securities-Series A (the "SLEECS-Series A"). The SLEECS-Series A are redeemable at the Trust's option on December 31, 2011, at a redemption price per SLEECS-Series A equal to $1,000 plus unpaid "indicated yield" to that date. Notice will be delivered to holders of SLEECS-Series A in accordance with the terms outlined in the prospectus for the SLEECS-Series A.

After the SLEECS-Series A are redeemed, holders of SLEECS-Series A will cease to be entitled to distributions of "indicated yield" and will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2011, the Sun Life Financial group of companies had total assets under management of $459 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information:
Media Relations Contact:	Investor Relations Contact:
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:25e 02-NOV-11